September 4, 2015 VIA EDGAR AS COVER CORRESP	Jeffrey A. Stein +1 617 526 6624 (t) +1 617 526 5000 (f) jeff.stein@wilmerhale.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Casella Waste Systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed as PREC14A on September 4, 2015 File No. 0-23211

Ladies and Gentlemen:

On behalf of our client, Casella Waste Systems, Inc., a Delaware corporation (“Casella”), and pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Casella is hereby filing with the Securities and Exchange Commission (the “SEC” or the “Commission”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “Casella Proxy Materials”). The Casella Proxy Materials have been filed with the SEC using EDGAR tag PREC14A. All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Casella Proxy Materials.

The Casella Proxy Materials will be furnished to Casella’s stockholders in connection with the solicitation by Casella of proxies therefrom to be used at the 2015 Annual Meeting of Stockholders of Casella scheduled to be held on November 6, 2015 and at any and all adjournments, postponements or reschedulings thereof (the “2015 Annual Meeting”). At the 2015 Annual Meeting, stockholders will be asked to consider and vote upon, among other matters, the election of three nominees to the Board of Directors of Casella (the “Casella Board”). Each of the three nominees to the Casella Board recommended by the Casella Board and described in the Casella Proxy Materials has consented to serve as such, to being named in the Casella Proxy Materials and to serve as a director of Casella if elected.

In addition to the election of directors to the Casella Board at the 2015 Annual Meeting, the other items of business intended to be presented at the 2015 Annual Meeting include the following: (i) to approve, in an advisory “say-on-pay” vote, the compensation of Casella’s named executive officers, as described in the “Compensation Discussion and Analysis,” executive compensation tables and accompanying narrative disclosures in the proxy statement; (ii) to ratify the appointment of McGladrey LLP, an independent registered public accounting firm, as Casella’s independent auditors for the fiscal year ending December 31, 2015; and (iii) to transact such other business as may properly come before the Annual Meeting and any postponement or adjournment thereof.

On April 7, 2015, Casella received written notice (the “Nomination Notice”) from JCP Investment Partnership, LP, a Texas limited partnership (“JCP Investment,” and together with its affiliates, the “JCP Group”), notifying Casella of its intention to nominate three (3) nominees, Mr. James C. Pappas, Mr. Brett W. Frazier and Mr. Joseph B. Swinbank for election as directors to the Casella

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109

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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

September 4, 2015

Board at the 2015 Annual Meeting. Accordingly, while Casella does not know whether the JCP Group will, in fact, solicit proxies or nominate persons for election as directors of Casella at the 2015 Annual Meeting, Casella is filing the Casella Proxy Materials with the expectation that the JCP Group will conduct a solicitation in opposition to the nominees recommended by the Casella Board in connection with the 2015 Annual Meeting.

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The undersigned hereby consents to the receipt of any comment letter or correspondence from the Staff of the SEC with respect to the Casella Proxy Materials via electronic mail. If the Staff of the SEC has any questions or comments regarding the Casella Proxy Materials being filed herewith or the 2015 Annual Meeting, please telephone the undersigned, Jeffrey A. Stein, Esq., of Wilmer Cutler Pickering Hale and Dorr LLP, or Keith E. Gottfried, Esq. of Morgan, Lewis & Bockius LLP, each of whom is serving as legal counsel to Casella, at (617) 526-6624 and (202) 739-5947, respectively. Our e-mail addresses are jeff.stein@wilmerhale.com and kgottfried@morganlewis.com.

Very truly yours,

/s/ Jeffrey A. Stein

Jeffrey A. Stein

cc:	David L. Schmitt, Esq. – Casella Waste Systems, Inc. Keith E. Gottfried, Esq. – Morgan, Lewis & Bockius LLP